Exhibit 99.1

ASX ANNOUNCEMENT

13 March 2015

Supplementary Prospectus

Melbourne, Australia, 13 March 2015:

Since Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE; “Genetic Technologies” or the “Company”) lodged the prospectus dated 22 January 2015 (Original Prospectus) with ASIC, the Company has undertaken capital raisings which the Board of Directors consider has materially changed the Company’s capital structure, and accordingly the Board of Directors consider that a restatement of the Company’s updated capital structure is required.

Full details of the changes to the Original Prospectus are set out in the following Supplementary Prospectus which was lodged with ASIC today.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited

ACN 009 212 328

Supplementary Prospectus

This is a supplementary prospectus (Supplementary Prospectus) to the prospectus dated 22 January 2015 (Original Prospectus) issued by Genetic Technologies Limited ACN 009 212 328 (GTG / the Company) and should be read in conjunction with the Original Prospectus.

This Supplementary Prospectus is dated 13 March 2015 and was lodged with the Australian Securities and Investments Commission (ASIC) on that day.  ASIC, ASX Limited and their respective officers do not take any responsibility for the contents of this Supplementary Prospectus.

Unless otherwise indicated, terms defined and used in the Original Prospectus have the same meaning in this Supplementary Prospectus. If there is a conflict between the Original Prospectus and this Supplementary Prospectus, this Supplementary Prospectus will prevail.

Changes in Company’s issued Share Capital

Since the Original Prospectus was lodged with ASIC, the Company has undertaken the following capital raisings which the Board of Directors consider has materially changed the Company’s capital structure, and accordingly the Board of Directors consider that a restatement of the Company’s updated capital structure is required:

1.                                   The Company has issued 91,864,761 Shares in the Company in respect to conversions of convertible notes and accrued interest at an implicit price of $0.015 per Share to Convertible Note holders; and

2.                                   The Company has issued 122,966,666 Shares in the Company in respect to the exercise of options at an implicit price of $0.015 per Share to Convertible Note holders; and

3.                                   The Company has entered into the Kentgrove Equity Standby Facility and issued 142,500,000 Shares in the Company at an implicit price of $0.021 per Share to Kentgrove Capital Growth Fund (Kentgrove); and

4.                                   The Company has issued to US sophisticated and professional investors introduced by Maxim Group LLC 499,999,950 Shares (3,333,333 American Depositary Receipts (ADRs) under GTG’s NASDAQ shelf registration at an average issue price of $0.0372 per Share (USD 4.3488 per ADR).

Accordingly this has resulted in a material change to the Company’s capital structure and by this Supplementary Prospectus the Company substitutes each section 3.2 and 3.4(f) of the Original Prospectus for the following:

Section 3.2                                Effect on the capital structure of the Company

(a)                              Details of Capital Structure

The following table sets out the existing capital structure of the Company as at 13 March 2015 and the anticipated capital structure on Closing of the Offer.

Capital Structure	Maximum number of Shares on Issue

Existing Shares currently on issue	1,714,191,631
Maximum number of new Shares which would be issued where all existing Options are exercised in full	34,391,667
Maximum number of new Shares which would be issued where all of the existing 25,000 Convertible Notes are converted into Shares at 3.8 cents per Share (assuming the conversion price is calculated as of 12 March 2015) (indicative conversion price is based on the conversion price formula contained in the convertible note deed which provides for a 10% discount to the 5 day volume weighted average price for Shares)	657,895
Maximum number of new Shares which may be issued pursuant to this Prospectus (assuming Full Subscription)	1,000
Total Shares (assuming Full Subscription under this Prospectus) and full conversion of existing Options and Convertible Notes	1,749,242,193

(b)                              Details of the current share Options:

Unlisted Options — Expiry Dates	Number of options on issue	Option Exercise Price

31 March 2016	1,750,000	19.0 cents
31 July 2016	1,000,000	20.0 cents
20 February 2017	500,000	12.0 cents
29 August 2017	2,650,000	14.0 cents
1 December 2017	250,000	10.0 cents
25 January 2018	500,000	10.0 cents
11 July 2018	750,000	10.5 cents
31 May 2019	6,625,000	4.0 cents
2 December 2018	20,366,667	1.5 cents

(c)                               Details of the current convertible securities (other than Options) are as follows:

25,000 Convertible Notes announced to the market and issued on 3 December, 2014.

Section 3.4(f)                      Financing Risks

The Company has an ongoing funding requirement until positive cash flows are achieved from commercial operations. Further funds are required in order to ensure that the Company is able to continue to operate as a going concern and pursue the development and expansion of BREVAGenplus®.

The Company has entered into a standby equity placement facility with Kentgrove, an investment fund managed by Kentgrove Capital Pty Ltd, under which the Company at its election may request and Kentgrove may at its election accept the allotment of Shares in the Company from time to time on the terms of the

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facility (Kentgrove Standby Facility).  The Kentgrove Standby Facility commitment amount is $24 million and the facility expires on 21 January 2017.  Either the Company or Kentgrove may terminate the Kentgrove Standby Facility on 7 days notice without the need to provide any reason or cause. No termination fee is payable by either party.

The issue price for the relevant shares is calculated at a 5% discount to a volume weighted average price (VWAP) over the relevant period (Issue Price), subject to the minimum issue price determined by the Company, which itself may be subject to a minimum price specified by the ASX Listing Rules.

It is a standby facility allowing the Company from time to time to request Kentgrove to subscribe for Shares in the Company.  It has no minimum amount which must be issued and the maximum number of Shares which may be issued under the Kentgrove Standby Facility is that number of Shares which at the Issue Price is in aggregate equal to $24 million (Full Allotment).  The Company is under no obligation to request and, except to the extent the request is accepted, Kentgrove is under no obligation to subscribe for Shares in the Company. Kentgrove cannot subscribe for Shares except in accordance with a request from the Company, and cannot initiate a request.

All allotment requests are subject to the Company’s ability to issue the Shares when required including, if applicable, its capacity under ASX Listing Rule 7.1.

On entry into the Kentgrove Standby Facility, the Company issued Kentgrove 40 million Shares as consideration for Kentgrove agreeing to operate the Facility for the period of 24 months (Facility Fee). The Facility Fee only accrues to the benefit of Kentgrove on a proportional basis, as the Kentgrove Standby Facility is used by the Company and shall be rebated, on a pro rata proportional basis, for the dollar amount of the Kentgrove Standby Facility that has not been utilised upon termination or expiry of the Facility. The rebate equates to a repayment of 80% of the Facility Fee or a buy back or cancellation of the Facility Fee Shares (as nominated by Kentgrove).

The Company intends to pursue all funding opportunities that may be available under the Kentgrove Standby Facility. However, the Company may look to access funding from other sources. For example the Company announced on 12 March 2015 the successful closing of a capital raising of A$18.6 million (before associated costs) from US investors.

If, for whatever reason, adequate funding is not able to be raised, the Company may not be able to operate as a going concern.

Investors should note that accessing funds under the Kentgrove Standby Facility will have a dilutionary effect on existing shareholdings. The Company may obtain shareholder approval from time to time as required in accordance with ASX Listing Rule 7.1 so that it is able to continue to issue Shares in accordance with its capital raising strategy. As of the date of this Supplementary Prospectus, the Company has issued 142,500,000 Shares to Kentgrove under the Kentgrove Standby Facility (including the Facility Fee).

New Application form

You should apply for shares in the Company by completing the Application Form attached to the Supplementary Prospectus rather than any Application Form attached to the Original Prospectus.

Other than as set out above, all details in relation to the Original Prospectus remain unchanged.  The Original Prospectus and Supplementary Prospectus are important and should both be read in their entirety. Please consult your legal, financial or other professional adviser if you do not fully understand the contents of these documents.

Authorisation

This Supplementary Prospectus is issued by the Company and its issue had been authorised by a resolution of the Board of Directors. In accordance with section 720 of the Corporations Act, each Director has consented to the lodgement of this Supplementary Prospectus with ASIC.

Eutillio Buccilli

CEO, for and on behalf of
Genetic Technologies Limited

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APPLICATION FORM

To:

The Directors

Genetic Technologies Limited ACN 009 212 328

60-66 Hanover Street Fitzroy, Victoria Australia

Application

1.                                               I (being the person named in item 1 of the Schedule) accept the offer of New Shares described in the Original Prospectus dated 22 January 2015 and the Supplementary Prospectus dated 13 March 2015 lodged with ASIC (Prospectus) to which this Application forms part.  The expiry date of the Prospectus is 21 February 2016.

2.                                               I understand that the Company makes no representation or guarantee in respect of any investment in Shares.

3.                                               I agree that any New Shares described in this Prospectus are issued subject to and bound by the terms of this Prospectus the Constitution of the Company (as amended from time to time) and the ASX Listing Rules.

4.                                               I acknowledge that:

(a)                                         the Prospectus (referred to above) has been lodged by the Company with ASIC in respect of the offer of the New Shares described in the Prospectus;

(b)                                         I have read, understood and obtained independent legal and financial advice concerning the Prospectus and this investment in the New Shares;

(c)                                          I make this application for New Shares pursuant to the terms of the Prospectus;

(d)                                         by lodging this Application Form and a cheque for the Application Monies I apply for the number of New Shares specified in this Application Form or such lesser number as may be allocated by the Directors;

(e)                                          an investment in the Company is speculative and there is no guarantee that there will be any return on Shares (whether by way of dividends or return of capital or any other manner whatever); and

(f)                                           there is no guarantee that there will be any market (whether official or unofficial) for trading of the Company shares generally.

5.                                               This Application is irrevocable and unconditional.

6.                                               The validity and construction of this Application and, where the Application is accepted, the terms on which New Shares are allotted to the Applicant is governed and construed in accordance with the laws of the State of Victoria.

SCHEDULE

1.                                      Name and address of Applicant:

2.                                      Contact Details:

Daytime contact:

Email contact:

3.                                      CHESS Details: PID                                                             HIN

4.                                      Number of New Shares:

5.                                      Application Money: $

6. Cheque details:	Drawer:

Bank and Branch:

Dated: # #	2015

Execution

Signed Sealed and Delivered by
#[insert] in the presence of:

Signature of Applicant

Signature of witness

Name of witness
(please print)

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